June 14, 2022

VIA EDGAR AND FEDEX HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Scott Stringer
Lyn Shenk
Stacey K. Peikin
Dietrich King

Re:	MNTN Digital, Inc. Amendment No. 4 to Draft Registration Statement on Form S-1
Submitted May 18, 2022
CIK No. 0001891027

Ladies and Gentlemen:

On behalf of MNTN Digital, Inc. (the “Company”) and in connection with Amendment No. 4 to the Draft Registration Statement on Form S-1 (“Prior Draft Submission”) confidentially submitted to the Securities and Exchange Commission (the “Commission”) on May 18, 2022, we are hereby confidentially submitting the Company’s responses to the comment letter to the Prior Draft Submission received on June 8, 2022 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Prior Draft Submission.

Amendment No. 4 to Draft Registration Statement on Form S-1 submitted May 18, 2022

Dilution, page 60

1.      Please explain how you calculated your historical net tangible book value as of March 31, 2022, of $(86.8) million.

Response: The Company respectfully acknowledges the Staff’s comment and is supplementally providing the Staff with revised disclosure that it expects to replace the second paragraph on page 58 of the Prior Draft Submission under the header “Dilution” in a future amendment to the registration statement (which will be updated to the extent more recent financial statements are included in such registration statement), as illustrated below:

“As of March 31, 2022, our historical net tangible book value was $(138.9) million, or $(10.85) per share of our common stock. Net tangible book value per share represents the book value of our total tangible assets (total assets less intangible assets, net and goodwill) less the book value of our total liabilities and redeemable convertible preferred stock, divided by the number of shares of our common stock outstanding as of March 31, 2022.”

June 14, 2022

As requested by the Staff, below is a summary of the calculation of historical net tangible book value as of March 31, 2022:

(in thousands)	As of March 31, 2022
Total Assets	$241,529
Less: Intangible Assets, Net	41,677
Less: Goodwill	52,103
Total Tangible Assets	147,749
Less: Total Liabilities	117,766
Less: Redeemable Convertible Preferred Stock	168,888
Net Tangible Book Value	$(138,905)

Notes to Condensed Consolidated Financial Statements (Unaudited)

5. Intangible Assets and Goodwill, page F-14

2.      Please explain why your estimated aggregate amortization expense of intangible assets is not equal to the net carrying value of intangibles.

Response: The Company respectfully acknowledges the Staff’s comment and is supplementally providing the Staff with the revised table describing aggregate amortization expense of intangible assets that it expects to replace the existing table on page F-12 of the Prior Draft Submission under the header “Intangible Assets and Goodwill” in a future amendment to the registration statement (which will be updated to the extent more recent financial statements are included in such registration statement), as illustrated below:

“Remaining nine months, 2022	$10,298
2023	13,398
2024	2,630
2025	2,630
2026	2,630
Thereafter	8,949
Total	$40,535	”

* * *

June 14, 2022

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1894 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Ian D. Schuman

Ian D. Schuman
of LATHAM & WATKINS LLP

cc:	(via email)
Mark Douglas, Chief Executive Officer, MNTN Digital, Inc.
Patrick A. Pohlen, Chief Financial Officer, MNTN Digital, Inc.
Erim Tuc, Esq., General Counsel, MNTN Digital, Inc.
Brittany D. Ruiz, Esq., Latham & Watkins LLP